

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

William F. Oplinger
Executive Vice President and Chief Financial Officer
Alcoa Corp
201 Isabella Street, Suite 500
Pittsburgh, PA 15212

> **Re: Alcoa Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 1-37816**

Dear Mr. Oplinger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining